Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION

AND RESULTS OF OPERATIONS

FIRST QUARTER ENDED MARCH 31, 2010

INDEX

Forward-looking statements	2
Executive summary	3
Overview	4
First Quarter 2010 Highlights	5
Attributable gold production and cash cost per ounce	9
Niobium production, sales and operating margin	10
Attributable gold sales volume and realized price	10
Summarized financial results	11
Cash flow	14
Quarterly financial review	14
Market trends	15
Results of operations	17
Development projects	25
Exploration	28
Financial position	32
2010-Outlook	37
Disclosure controls and procedures and internal controls over financial reporting	38
Changes in Canadian accounting policies	39
Risks and uncertainties	43
Supplemental information to the management’s discussion and analysis	44
Mining operations production data	49

The following Management’s Discussion and Analysis (“MD&A”), dated May 7, 2010, should be read in conjunction with the Company’s MD&A for the year ended December 31, 2009, the Company’s annual consolidated financial statements at December 31, 2009 and related notes thereto, the supplementary financial information included in the Company’s annual report, and the unaudited consolidated interim financial statements and notes contained in this report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All figures in this MD&A are expressed in US dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto, New York, and Botswana stock exchanges.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the global price of gold, niobium, copper or certain other commodities (such as silver, fuel and electricity); changes in US dollar and other currencies, interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Known and unknown risks inherent in all projects include: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future for the relevant minerals.

Projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project, in either case, the project may not proceed, either on its original timing, or at all.

These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

U.S. Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by U.S. registered companies in their filings with the SEC.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

Executive Summary

IAMGOLD Corporation (“IAMGOLD”, “IMG”, or the “Company”) is committed to its vision of building a premier gold company through a disciplined growth strategy and efficient owner managed operations. The Company delivered strong results in the first quarter of 2010 highlighted by the second highest quarterly net earnings in its history.

In the first quarter of 2010, IAMGOLD’s total gold production of 206,000 ounces was positively impacted by the production capacity increase at Rosebel, and the higher gold grades at Yatela. These increases helped offset the production decrease resulting from the closing of the Doyon mine in December 2009. Cash cost per ounce of $524 was higher than in 2009 mainly due to the rising gold price driving higher royalty costs, increasing energy costs and lower gold production.

The Company maintains a solid financial position and sufficient liquidity to fund its capital project requirements. On March 25, 2010, the Company increased its $140.0 million secured revolving credit facility to a $350.0 million unsecured revolving credit facility. In addition, on April 23, 2010, the Company entered into a $50.0 million facility for the issuance of letters of credit.

During the first quarter of 2010, the Company continued the construction of the Essakane project, in Burkina Faso, and the development of the Westwood project in Québec, with both projects on or ahead of schedule. The recently announced June production start-up at Essakane demonstrates the Company’s ability to acquire, integrate and develop operations timely, safely and responsibly .

IAMGOLD remains focused on achieving consistent performance through the delivery of its operating objectives; securing aggressive organic growth opportunites; and developing a successful pipeline of projects while maintaining financial strength.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

Overview

IAMGOLD is an established mining and exploration company. IAMGOLD’s interests include seven operating gold mines and a niobium producer (see table below), a diamond royalty, and exploration and development projects located throughout Africa and the Americas. The Company’s advanced exploration and development projects include the Essakane project in Burkina Faso, the Westwood project in Canada, and the Quimsacocha project in Ecuador.

The following table highlights the Company’s percentage ownership share of producing mines and major exploration and development projects (“E&D”).

		Reporting Segment	Geographic Location	IAMGOLD Share
Site	Operator			2010	2009
Rosebel Gold mine	IAMGOLD	Gold	Suriname	95%	95%
Doyon division(a)	IAMGOLD	Gold	Canada	100%	100%
Mupane mine	IAMGOLD	Gold	Botswana	100%	100%
Essakane project(b )	IAMGOLD	E&D	Burkina Faso	90%	90%
Niobec mine	IAMGOLD	Non-gold	Canada	100%	100%
Quimsacocha project	IAMGOLD	E&D	Ecuador	100%	100%

Joint Ventures:
Sadiola mine(c )	AngloGold Ashanti	Gold	Mali	41%	41%
Yatela mine	AngloGold Ashanti	Gold	Mali	40%	40%

Working Interests:
Tarkwa mine	Gold Fields Limited	Gold	Ghana	18.9%	18.9%
Damang mine	Gold Fields Limited	Gold	Ghana	18.9%	18.9%
(a)

The Doyon division includes the Doyon mine, the Mouska mine and the Westwood project. The Doyon mine operation ended in December 2009. The Westwood project is planned for commercial production in early 2013.

(b)	The Essakane project construction is nearing completion with production now planned for June 2010

(c)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

FIRST QUARTER 2010 Highlights

Solid Financial Results and Position

•

Net earnings increased 12% to $58.8 million ($0.16 per share) compared to the first quarter of 2009. Adjusted net earnings[1] rose 63% to $51.3 million ($0.14 per share1) when compared to 2009 adjusted net earnings of $31.5 million ($0.10 per share).

•	Strong operating cash flow was $77.5 million ($0.21 per share2), up from $61.3 million ($0.20 per share) in the first quarter of 2009.

•

The Company’s financial position continued to be strong with $613.3 million in available funds. Cash, cash equivalents and gold bullion (at market) were $281.2 million and available credit was $332.1 million at March 31, 2010.

Production and Cash Cost Performance

•	Gold production was 206,000 ounces and average cash cost[3] was $524 per ounce.

•	Gold production at the Rosebel mine reached 93,000 attributable ounces, a 12% increase from the first quarter of 2009, at a cash cost[3] of $456 per ounce.

•	Strong niobium production was 1.2 million kilograms, a 19% increase over 2009, and operating margin[3] of $19 per kilogram.

Development Projects on Schedule to Deliver

•	Essakane project in Burkina Faso advances start-up date to June 2010.

•	The Westwood project in Québec is progressing on plan with commercial production to begin in early 2013.

•	Sadiola Deeps feasibility approved and a construction decision by the fourth quarter of 2010.

[1]	Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures. Refer to Supplemental information attached to the MD&A for reconciliation to GAAP measures.
[2]

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

[3]

Cash cost per ounce and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

Solid Financial Results

Revenues were $240.1 million in the first quarter of 2010, a 27% increase from the first quarter of 2009, mainly due to a higher gold price, and more ounces of gold and kilograms of niobium sold.

In the first quarter of 2010, net earnings were $58.8 million ($0.16 per share) as compared to $52.5 million ($0.17 per share) in the first quarter of 2009. Adjusted net earnings1 rose 63% to $51.3 million ($0.14 per share1) compared to 2009 adjusted net earnings of $31.5 million ($0.10 per share). The increase in adjusted net earnings is mainly due to higher revenues partially offset by higher mining costs.

Operating cash flow from the 2010 first quarter activities rose 26% to $77.5 million ($0.21 per share2), compared to $61.3 million ($0.20 per share2) in the same period last year.

Financial Position Remains Strong

The Company’s cash, cash equivalents and gold bullion (at market value) position remains strong with $281.2 million available at March 31, 2010 compared to $300.1 million available at December 31, 2009. In addition, $332.1 million was available at March 31, 2010 under the credit facility, net of asset retirement guarantees, for a total of $613.3 million of available funds. The credit facility availability rose on March 25, 2010 when the Company increased its $140.0 million secured revolving credit facility to a $350.0 million unsecured revolving credit facility. In addition, on April 23, 2010 the Company entered into a $50.0 million facility for the issuance of letters of credit.

The Company is well positioned to fund its 2010 requirements for exploration and development projects. Capital expenditures in the first quarter of 2010 were $113.6 million. The Company advanced construction of the Essakane and Westwood development projects and the mill expansion and paste backfill projects at the Niobec mine. In 2010, the Company plans capital expenditures of $373.0 million and exploration expenses of $38.0 million.

In March 2010, the Company issued 1,575,000 flow-through shares at C$20 per share for gross proceeds of C$31.5 million to fund prescribed resource expenditures on the Westwood project.

[1]	Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures. Refer to Supplemental information attached to the MD&A for reconciliation to GAAP measures.
[2]

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

Production and Cash Cost Performance

Gold production for the first quarter of 2010 was 206,000 attributable ounces at an average cash cost1 of $524 per ounce. IAMGOLD's attributable gold production in the first quarter of 2010 decreased by 6,000 ounces or 3% compared to the first quarter of 2009.

The Rosebel mill expansion drove a production increase of 10,000 ounces while higher production at Yatela, from improved gold grade for ore stacked in prior periods, contributed a 14,000-ounce increase. The planned absence of gold production at the Doyon division during the quarter resulted in 27,000 fewer ounces in 2010. The Doyon mine was closed in December 2009. At the Mouska mine, ore is currently being stockpiled and will be batch processed later in the year to lower overall production costs. Lower attributable gold production at Sadiola (6,000 ounces) and higher attributable production of 4,000 ounces mainly due to the new CIL plant at Tarkwa were the other significant production changes in the quarter.

The average cash cost1 rose by $60 per ounce in the first quarter of 2010 to $524 per ounce compared to $464 per ounce in the first quarter of 2009. Higher royalties due to the impact of higher realized gold prices accounted for $17 per ounce of the increase in cash cost. Greater energy costs, decreased gold production and lower grades all contributed to increased cash costs in the quarter.

The Company expects to achieve its 2010 guidance of 940,000 to 1,000,000 ounces of gold and cash cost per ounce of $490 to $510.

Development Projects on Schedule to Deliver

In the first quarter of 2010, the Company’s total development project expenditures were $85.5 million mainly related to Essakane in Burkina Faso, Westwood in Northern Québec and Quimsacocha in Ecuador. Refer to the Development projects section on page 25 for more information.

Essakane Project – Advanced Start-up Date to June 2010

Construction reflects total planned capital expenditures of $443.0 million. Project expenditures during the first quarter of 2010 were $56.4 million with all equipment received, village relocations completed, tailings berm construction finished and 2.5 million tonnes of ore stockpiled at March 31, 2010.

As announced on May 3, 2010, processing of ore through the mill is forecast to begin in June, four to six weeks ahead of the previously announced production schedule, and five to six months earlier than the originally projected start-up date of year-end 2010.

Canada – Westwood Project – On Schedule for Early 2013

Development of the Westwood project is on schedule with commercial production planned for early 2013. Project expenditures in the first quarter of 2010 totaled $24.5 million, with significant on site preparation and construction of infrastructure.

1 Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

Exploration – Aggressive Organic Growth

IAMGOLD’s exploration efforts remain focused in West Africa, Québec, the Guiana Shield, Brazil and the Andes regions in South America. The Company has several projects already underway and continues to aggressively pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In the first quarter of 2010, IAMGOLD incurred $16.2 million on exploration projects, a significant increase from $8.3 million in the first quarter of 2009. The 2010 first quarter expenditures included:

•

Brownfield exploration and resource development expenditures of $10.5 million, namely: the initial stages of a full-year 81,000-metre, $12.5 million resource expansion and delineation drilling program at Rosebel, a 50,000-metre, $9.6 million drill delineation program at Essakane, and 71,500-metre, $9.5 million of exploration and resource expansion drilling at Westwood.

•	Greenfield exploration of $5.7 million conducted at 15 early-stage projects in 11 countries in South America and Africa as part of IAMGOLD’s long-term commitment to reserves replenishment and growth.

  Refer to the Exploration section on page 28, for more information.

Commitment to Zero Harm Continues

IAMGOLD remains focussed on continuously improving safety performance. The Company’s commitment to achieving Zero Harm is demonstrated by a number of sites (Rosebel, Mupane and Niobec construction) achieving no days away or medical aid incidents for the first quarter of 2010. However, some of the Company’s operations have been experiencing increases in incidents, with a days away incident frequency of 0.63 compared to 0.48 for the first quarter of 2009. All sites have been increasing safety prevention activities that are expected to improve the Company’s success in preventing and eliminating injuries. Publication of IAMGOLD’s Health, Safety & Sustainability Report, which was guided by the Global Reporting Initiative, will be available on IAMGOLD’s website later in May 2010.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

ATTRIBUTABLE GOLD PRODUCTION AND CASH COST PER OUNCE

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost of production.

	Attributable Production		Total Cash Cost (1)
	First quarter ended March 31		First quarter ended March 31
	2010	2009	2010	2009
	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator
Rosebel (95%)	93	83	456	393
Doyon division (100%)	-	27	-	529
Mupane (100%)	13	14	826	653
Joint Venture
Sadiola (41% in 2010; 38% in 2009)	30	36	538	385
Yatela (40%)	27	13	462	526
	163	173	501	444
Working Interests
Tarkwa (18.9%)	33	29	593	527
Damang (18.9%)	10	10	675	647
	43	39	612	558
Total / Weighted average	206	212	524	464

The following table details the royalty expense included in cash costs.

Cash cost per ounce of gold	First quarter ended March 31 2010	% Change	First quarter ended March 31 2009
	$/oz		$/oz
Cash cost excluding royalties	470	10%	427
Royalties	54	46%	37
Cash cost (a )	524	13%	464

(a)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD’s attributable gold production in the first quarter of 2010 decreased by 6,000 ounces or 3% compared to the first quarter of 2009.

Increases were achieved in the following areas:

•	Higher gold production at Rosebel from higher throughput realized from the mill expansion,
•	Higher production at Yatela from higher gold grades for ore stacked in prior periods, and
•	Higher production at Tarkwa from the commissioning of a new CIL plant.

These improvements were more than offset by:

•

The absence of gold production during the quarter at the Doyon division due to closure of the Doyon mine in December 2009, and to stockpiling ore at the Mouska mine for batch processing later in the year, and

•	Lower gold production at Sadiola and Mupane due to lower gold grades.

The consolidated average cash cost increased by $60 per ounce in the first quarter of 2010 to $524 per ounce compared to $464 per ounce in the first quarter of 2009. Higher royalties due to the impact of higher realized gold prices accounted for a $17 per ounce increase in cash cost. The impacts of increased energy costs, lower gold production and reduced grades all contributed to higher costs in the first quarter of 2010.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

NIOBIUM PRODUCTION, SALES AND OPERATING MARGIN

	First quarter ended March 31 2010	% Change	First quarter ended March 31 2009

Operating results – Niobium Mine
Niobium production (000 kg Nb)	1,171	19%	985
Niobium sales (000 kg Nb)	1,092	27%	863

Operating margin ($/kg Nb)(a)	$19	(14%)	$22

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Niobium production increased in the first quarter of 2010, compared to the first quarter of 2009, resulting from higher amounts of ore being hoisted and processed.

The operating margin per kilogram of niobium decreased by $3 per kilogram during the first quarter of 2010 compared to the first quarter of 2009 primarily as a result of strengthening of the Canadian dollar.

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED PRICE

The following table presents the total ounces of gold sold and the realized gold price per ounce.

		Gold sales	Realized gold price
	First quarter ended March 31		First quarter ended March 31
	2010	2009	2010	2009
	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator and Joint Venture	178	176	1,111	880
Working interests	43	39	1,112	904
Total (a )	221	215	1,111	884

(a)	Attributable sales volume for the first quarter of 2010 and the first quarter of 2009 were 216,000 ounces and 211,000 ounces, respectively, after taking into account 95% of Rosebel sales.

Gold sales volumes rose in the first quarter of 2010, compared to the first quarter of 2009, mainly due to higher sales volumes at the Rosebel mine. Realized gold prices increased substantially during the first quarter of 2010, compared to the first quarter of 2009. The average spot gold price for the first quarter of 2010 was $1,109 per ounce versus $908 per ounce in the same period last year. In the first quarter of 2010, the Company sold all of its gold on the spot market.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

SUMMARIZED FINANCIAL RESULTS

(in $ millions)	March 31 2010	% Change	December 31 2009
Financial Position	$		$
Cash and cash equivalents and gold bullion
• at market value	281.2	(6%)	300.1
• at cost	210.1	(9%)	231.8
Total assets	3,085.3	3%	2,996.8
Shareholders’ equity	2,521.5	4%	2,416.7

(in $ millions, except where noted)	First quarter ended March 31 2010	% Change	First quarter ended March 31 2009
Results of Operations	$		$
Revenues	240.1	27%	188.6
Mining costs	116.4	30%	89.3
Depreciation, depletion and amortization	32.9	3%	32.0
Earnings from mining operations	90.7	35%	67.3
Earnings from working interests	10.4	76%	5.9
Total earnings from operations and working interests[1]	101.1	38%	73.2

Net earnings	58.8	12%	52.5
Basic and diluted net earnings per share ($/share)	0.16	(6%)	0.17

Adjusted net earnings[2]	51.3	63%	31.5
Basic and diluted adjusted net earnings per share ($/share)[2]	0.14	40%	0.10

Cash Flows
Operating cash flow	77.5	26%	61.3

Key Operating Statistics

Operating Results – Gold Mines
Gold sales (000 oz – IMG share)	221	3%	215
Average realized gold price ($/oz)	1,111	26%	884

Attributable gold produced (000 oz – IMG share)	206	(3%)	212
Cash cost ($/oz)[3]	524	13%	464

Operating results – Niobium Mine
Niobium sales (000 kg Nb)	1,092	27%	863
Niobium production (000 kg Nb)	1,171	19%	985
Operating margin ($/kg Nb)[3]	$19	(14%)	$22

[1]	The total earnings from operations and working interests is a non-GAAP measure. Refer to the consolidated interim statement of earnings for reconciliation to GAAP measures.
[2]	Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.
[3]

Cash cost per ounce and Operating margin per kilogram of niobium at the Niobec Mine are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

FINANCIAL RESULTS

ADJUSTED NET EARNINGS

The first quarter of 2010 adjusted net earnings1 of $51.3 million increased $19.8 million when compared to $31.5 million during the first quarter of 2009. The change is attributable to the following:

(in $ millions)	First quarter ended March 31 2010
$
Higher metal prices	41.1
Higher sales volumes	10.4
Higher operating costs	(11.1)
Higher stock movement	(13.4)
Higher royalties	(2.6)
Higher depreciation, depletion and amortization	(0.9)
Higher earnings from working interests	4.5
Lower corporate administration expenses	0.4
Higher exploration expenses	(1.8)
Higher derivative gain	3.4
Other	(1.3)
Income and mining taxes	(8.9)
Increase in adjusted net earnings, compared to the first quarter of 2009	19.8

REVENUES

The Company’s consolidated revenues rose 27% to $240.1 million in the first quarter of 2010 from $188.6 million in the first quarter of 2009. The increase in revenues in 2010 compared to 2009 was the result of:

•	A 26% rise in gold prices realized at owner operated mines and joint ventures ($41.1 million),

•	Higher gold sales volumes of $1.9 million with higher sales at the Rosebel and Yatela mines partially offset by lower sales at the Doyon division, and

•	A 27% increase in niobium sales volumes ($8.5 million).

MINING AND CASH COSTS

Mining costs were $116.4 million in the first quarter of 2010, an increase of $27.1 million from $89.3 million in the first quarter of 2009. Mining costs rose due to:

•

Higher operating costs ($11.1 million) primarily due to higher volume of mined and processed ore at Rosebel, greater waste stripping at the Sadiola and Mupane mines, increased energy costs, and the impact of foreign currency fluctuations at the Niobec mine;

•	Higher stock movement ($13.4 million) mostly from a drawdown of finished goods inventories at Rosebel and Niobec, and

•	Increased royalties ($2.6 million) primarily from higher realized gold prices.

[1]	Adjusted net earnings are non-GAAP measures. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization increased from $32.0 million in the first quarter of 2009 to $32.9 million in the first quarter of 2010 because of additional amortization following expansions and acquisitions of assets and stripping activities, partially offset by increase in reserves and lower production.

EARNINGS FROM WORKING INTERESTS

Earnings from working interests related to Tarkwa and Damang mines increased in the first quarter of 2010, compared to the first quarter of 2009, as a result of higher sales due to higher realized gold prices.

CORPORATE ADMINISTRATION

Corporate administration expenses in the first quarter of 2010 were $10.4 million compared to $10.9 million in the first quarter of 2009. The decrease in 2010 is the net impact of cost containment initiatives, prior year costs related to the Essakane acquisition, partially offset by the increase in stock-based compensation and the negative impact of foreign exchange.

EXPLORATION AND DEVELOPMENT EXPENSES

Exploration and development expenses in the first quarter of 2010 were $8.4 million compared to $6.6 million in the first quarter of 2009. Increased activities on investments made in promising properties account for the change. Refer to the Exploration section on page 28 for more details.

FOREIGN EXCHANGE GAIN/LOSS

The foreign exchange gain in the first quarter of 2010 was $0.6 million compared to a foreign exchange loss of $8.2 million in the first quarter of 2009. The foreign exchange loss during the first quarter of 2009 was due to the impact of foreign exchange variation on cash held in Canadian dollars resulting from the equity financing during the first quarter of 2009.

DERIVATIVE GAIN/LOSS

The total derivative gain was $0.2 million in the first quarter of 2010 compared to a derivative loss of $3.2 million in the first quarter of 2009. This 2010 derivative gain was mainly due to the market variation of valuation of share purchase warrants held as investments partially offset by losses in fair value in derivative contracts. For more information on derivatives, refer to the Financial position – Market risk section on page 33 of this MD&A.

GAIN ON SALE OF GOLD BULLION

During the first quarter of 2009, a gain of $36.6 million was realized from the sale of 73,705 ounces of gold bullion at an average per ounce price and cost of $901 and $404 respectively and generated proceeds of $66.4 million. There was no sale of gold bullion during the first quarter of 2010.

OTHER NET EXPENSE/INCOME

The total other net income was $7.5 million in the first quarter of 2010 compared to an expense of $2.3 million in the first quarter of 2009. The net income in 2010 was mainly related to a gain of $8.0 million on disposal of marketable securities having generated proceeds of $12.7 million. The expense in 2009 was mainly related to contractual termination benefits of $2.2 million recorded for employees and officers of Orezone following the acquisition of this property in February 2009.

INCOME AND MINING TAXES

In the first quarter of 2010, income and mining taxes totaled $29.1 million compared to $24.3 million in the first quarter of 2009. The increase was mainly a result of higher taxable income realized by the Rosebel, Sadiola and Yatela mines. The combined federal and provincial statutory income tax rate was 31% in the first quarter of 2010 and 33% in the first quarter of 2009. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates across jurisdictions, the non-recognition of tax assets, mining taxes, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. The Company has significant cumulative tax losses and unrecognized tax valuation allowances. The realization of these unrecorded tax benefits is subject to the generation of profit in the jurisdictions and corporations in which these losses were incurred.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

CASH FLOW

	First quarter ended March 31 2010	First quarter ended March 31 2009
(in $ millions)	$	$
Operating activities	77.5	61.3
Investing activities	(104.3)	(0.6)
Financing activities	5.2	200.5
Impact of foreign exchange on cash and cash equivalents	(0.1)	(7.5)
Increase (decrease) in cash and cash equivalents from continuing operations	(21.7)	253.7
Cash and cash equivalents, beginning of period	191.4	118.0
Cash and cash equivalents, end of period	169.7	371.7

Operating activities

The operating cash flow was higher during the first quarter of 2010 compared to the first quarter of 2009 due to higher revenues partially offset by increased mining cost.

Investing activities

Investing activities in the first quarter of 2010 include capital expenditures in mining assets and exploration and development of $113.6 million mainly related to the Essakane and Westwood projects. During the first quarter of 2009, investments in mining assets and exploration expenditures were offset by proceeds from the sale of gold bullion.

Financing activities

Cash flow from financing activities in the first quarter of 2010 was related to the issuance of shares for net proceeds of $32.1 million, partially offset by payment of dividends ($24.5 million) and financing costs ($2.4 million). During the first quarter of 2009, the Company issued shares ($272.3 million) mainly through a public offering which was partially offset by payment of long-term debt ($54.0 million) and payment of dividends ($17.8 million).

Foreign exchange

The impact of foreign exchange on cash and cash equivalents is related to the fluctuation of the Canadian dollar compared to the US dollar and the level of Canadian funds held at the end of the period.

QUARTERLY FINANCIAL REVIEW

(in $ millions, except where noted)	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008
	$	$	$	$	$	$	$	$
Revenues	240.1	265.3	235.2	225.3	188.6	209.6	226.9	225.1
Net earnings (loss)	58.8	(47.4)	64.9	44.1	52.5	(96.4)	18.8	33.2
Basic and diluted net earnings (loss) per share	0.16	(0.13)	0.18	0.12	0.17	(0.33)	0.06	0.11

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures, and project planning.

GOLD MARKET

In the first quarter of 2010, the gold price continued to display volatility with spot daily closings between $1,058 and $1,153 per ounce.

($/oz of gold)	First quarter ended March 31 2010	First quarter ended March 31 2009
Average market gold price	1,109	908
Average realized gold price	1,111	884

	March 31 2010	December 31 2009
Closing market gold price	1,116	1,088

NIOBIUM MARKET

Niobium demand closely follows the demand for steel, with a trend towards increasing use of niobium per tonne of steel produced. During the first quarter of 2010, world steel production rose 5% from the fourth quarter 2009 level and 30% from the first quarter of 2009. Niobium prices were consistent in the 2010 first quarter with the average price in the first and the fourth quarters of 2009.

CURRENCY

The Company’s reporting currency is the US dollar. Movement in the Canadian dollar against the US dollar has a direct impact on the Company’s Canadian mining activities and executive office cost base. International operations are also exposed to fluctuations in currency exchange rates. Currencies continued to experience volatility relative to the US dollar in the first quarter of 2010. The key currencies to which the Company is exposed are the Canadian dollar, the €uro and the South African Rand (“Rand”; symbol: “ZAR”).

	Closing Rate March 31 2010	Closing Rate December 31 2009	Average Rate -First quarter ended March 31 2010	Average Rate -First quarter ended March 31 2009

Canadian dollar/US$	1.0192	1.0491	1.0401	1.2456

US$/€ uro	1.3513	1.4332	1.3840	1.3059

ZAR/US$	7.2800	7.4174	7.4931	9.8950

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

During 2010, the Company will have a significant Canadian dollar requirement due to capital expenditures required to advance the Westwood project, as well as operating and capital expenditures at the Niobec mine. The Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movements in the exchange rate of the Canadian dollar.

During 2010, the Company will have a significant €uro requirement due to capital and operating expenditures related to the construction and operation of the Essakane mine site in Burkina Faso. The Company will hedge this exposure through forward and option contracts to mitigate the volatility of movement in the exchange rate of the €uro.

OIL PRICE

The oil price was volatile in the first quarter of 2010 with spot daily closings between $71 and $84 per barrel.

($/barrel)	First Quarter ended March 31 2010	First Quarter ended March 31 2009

Average market oil price	79	43

	March 31 2010	December 31 2009

Closing market oil price	84	79

Diesel fuel is a significant cost for the Company’s mine sites. The Company has implemented a hedging strategy based on the use of heating oil option contracts to provide protection against the effects of oil price increases on the cost of diesel fuel.

During the fourth quarter of 2008, the Company hedged a portion of its expected diesel fuel consumption for 2009. At year-end 2009, the Company entered into new hedge contracts for portions of its 2010 consumption. Call options on heating oil are used to mitigate the risk of diesel price increases.

At the end of March 2010, the Company’s fuel hedge program covered 32% of the expected exposure for the remaining of 2010.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

RESULTS OF OPERATIONS

Suriname—Rosebel Mine (IAMGOLD interest—95%)

Summarized Results

100% Basis

	First quarter ended March 31 2010	% Change	First quarter ended March 31 2009
Total operating material mined (000t)	14,159	27%	11,127
Strip ratio(a )	3.2	-	3.2
Ore milled (000t)	3,131	28%	2,448
Head grade (g/t)	1.1	(8%)	1.2
Recovery (%)	92	(1%)	93
Gold production – 100% (000 oz)	98	12%	88
Attributable gold production – 95% (000 oz)	93	12%	83
Gold sales – 100% (000 oz)	102	38%	74

Gold revenue ($/oz)(b)	$1,111	22%	$912

Cash cost excluding royalties ($/oz)	$401	14%	$353
Royalties ($/oz)	55	38%	40
Cash cost ($/oz)(c)	$456	16%	$393

(a)	Strip ratio is calculated as waste divided by ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Gold production during the first quarter of 2010 climbed 12% over the same period last year. This was achieved via increased mill throughput following expansion of the mill in 2009 and an expanded mining fleet with the introduction of contractor ore haulage for more distant pits. The mill is on target to surpass its annualized nameplate capacity of 11 million tonnes and throughput was 28% higher than in the prior year quarter.

Cash costs per ounce were up in the first quarter of 2010 due to higher royalties and lower ore grades contributing to higher labour costs, energy costs and consumables usage on a unit of production basis. The higher royalty cost is due to a 22% rise in realized gold prices and accounted for a $15 per ounce rise in cash costs.

During the first quarter of 2010, Rosebel’s capital expenditures were $8.4 million and consisted of resource delineation and near-mine exploration ($3.4 million), an additional leach tank project to improve mill recoveries ($1.4 million), and various smaller projects ($3.6 million).

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

Canada—Doyon Division (IAMGOLD interest—100%)

Summarized Results

100% Basis

	First quarter ended March 31 2010	% Change	First quarter ended March 31 2009
Total operating material mined (000t)	19	(82%)	107
Ore milled (000t)	-	(100%)	106
Head grade (g/t)	-	(100%)	8.3
Recovery (%)	-	(100%)	96
Gold production (000 oz)	-	(100%)	27
Gold sales (000 oz)	6	(83%)	36

Gold revenue ($/oz)(a)	$1,100	20%	$916

Cash cost excluding royalties ($/oz)	-	(100%)	$521
Royalties ($/oz)	-	(100%)	8
Cash cost ($/oz)(b)	-	(100%)	$529

(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

The Doyon mine ended operations in December 2009. In the fourth quarter of 2009, the Company approved a program to extend the life of the Mouska mine to early 2012, through the use of paste backfill produced from the Doyon paste plant.

The Mouska mine’s production is expected to be between 20,000 and 30,000 ounces in 2010. As a cost reduction initiative, the ore mined from Mouska is currently being stockpiled and will be batch processed later in the year. No processing was carried out in the first quarter of 2010.

There were no significant capital expenditures at the Mouska mine during the first quarter of 2010.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

Botswana—Mupane Mine (IAMGOLD interest—100%)

Summarized Results

100% Basis

	First quarter ended March 31 2010	% Change	First quarter ended March 31 2009
Total operating material mined (000t)	1,954	19%	1,639
Strip ratio(a)	9.5	51%	6.3
Ore milled (000t)	250	(1%)	252
Head grade (g/t)	1.9	(14%)	2.2
Recovery (%)	87	14%	76
Gold production (000 oz)	13	(7%)	14
Gold sales (000 oz)	15	(21%)	19

Gold revenue ($/oz)(b)	$1,115	73%	$643

Cash cost excluding royalties ($/oz)	$775	30%	$596
Royalties ($/oz)	51	(11%)	57
Cash cost ($/oz)(c)	$826	26%	$653

(a)	Strip ratio is calculated as waste divided by ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Gold production was slightly lower during the first quarter of 2010 than in the first quarter of 2009, as a result of lower grades. Repairs related to the SAG mill motor failure that occurred in late December 2009 were initially managed through the use of a smaller spare motor and were rectified with the repair and reinstallation of the SAG mill motor in March.

Cash cost per ounce of gold was higher in the first quarter of 2010 than in the first quarter of 2009, primarily as a result of greater waste stripping, increased energy costs, and a decline in gold production.

Capital expenditures for the first quarter of 2010 were minimal.

Mupane options contracts:

Due to Mupane’s short life of mine and to secure its margin, the Company initiated a strategy during the first quarter of 2010 to protect the gold price on a portion of the mine’s production for 2010 and 2011. These option contracts are intended to support a positive operating cash flow from the operation. For more information, refer to the Financial position section on page 32 of this MD&A. The options provide protection on 32,000 ounces of gold production in 2010 at prices between $1,000 and $1,292 per ounce, and 26,400 ounces in 2011 at prices between $1,000 and $1,349 per ounce. Additional options were entered into in April 2010 to further hedge production in 2010, 2011 and 2012. The total of these option contracts provides hedges for 89% of the expected production through 2012. As of March 31, 2010, the market value of these options was $0.1 million.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

During the first quarter of 2010, all ounces of gold sold were delivered at spot price. In the same quarter of 2009, 19,444 ounces at $402 per ounce were delivered under the forward contracts. Revenues at Mupane consisted of the following:

(in $ millions)	First Quarter ended March 31 2010	First Quarter ended March 31 2009
	$	$
Gold spot sales	16.7	-
Gold forward sales contracts	-	7.8
Gold forward sales liability amortization	-	4.7
	16.7	12.5

Mali—Sadiola Mine (IAMGOLD interest – 41% in 2010; 38% in 2009)(a)

Summarized Results

	First quarter ended March 31 2010	% Change	First quarter ended March 31 2009
Total operating material mined (000t)	2,668	19%	2,246
Strip ratio(b )	7.9	72%	4.6
Ore milled (000t)	443	24%	357
Head grade (g/t)	2.1	(30%)	3.0
Recovery (%)	94	3%	91
Attributable gold production (000 oz)	30	(17%)	36
Attributable gold sales (000 oz)	29	(15%)	34

Gold revenue ($/oz)(c)	$1,109	23%	$898

Cash cost excluding royalties ($/oz)	$473	42%	$334
Royalties ($/oz)	65	27%	51
Cash cost ($/oz)(d)	$538	40%	$385

(a)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(b)	Strip ratio is calculated as waste divided by ore.
(c)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(d)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production decreased in the first quarter of 2010 compared to the first quarter of 2009 as the gold grade was adversely impacted by a shift in primary mining from the main Sadiola pit in 2009 to satellite pits in 2010. The mine continued its waste stripping effort during the quarter.

Cash cost per ounce of gold rose during the 2010 first quarter compared to the first quarter of 2009 as a result of greater waste stripping, rising energy costs, increased royalties from higher realized gold prices and lower production.

As with the prior year quarter, Sadiola distributed no dividends in the current quarter.

The Company’s attributable portion of capital expenditures during the first quarter of 2010 was $1.9 million. The majority of the expenditures were for the Deep Sulphide project.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

Mali—Yatela Mine (IAMGOLD interest – 40%)

Summarized Results

	First quarter ended March 31 2010	% Change	First quarter ended March 31 2009
Total operating material mined (000t)	704	(25%)	939
Strip ratio(a)	4.3	48%	2.9
Ore crushed (000t)	304	12%	271
Head grade (g/t)	1.9	(32%)	2.8
Attributable gold stacked (000 oz)	18	(28%)	25
Attributable gold production (000 oz)	27	108%	13
Attributable gold sales (000 oz)	26	100%	13

Gold revenue ($/oz)(b )	$1,110	22%	$909

Cash cost excluding royalties ($/oz)	$397	(16%)	$471
Royalties ($/oz)	65	18%	55
Cash cost ($/oz)(c)	$462	(12%)	$526

(a)	Strip ratio is calculated as waste divided by ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Gold production increased in the first quarter of 2010 compared to the first quarter of 2009 as a result of higher gold grade for ore stacked in prior periods.

Mine production was lower during the quarter than in the first quarter of 2009 primarily due to the failure of the main pit access ramp and challenges associated with mining the bottom of the main pit. Mining is expected to continue at least through 2010 while gold production on the leach pads should continue into early 2012.

Gold stacked decreased in the first quarter of 2010 mainly due to lower gold grades as a result of mining a satellite pit, whereas higher grade fresh ore was being mined in the prior year. This decrease was offset by a 12% increase in ore crushed resulting from less hard rock in the feed.

Cash costs per ounce were lower during the first quarter of 2010 than in the first quarter of 2009, primarily a result of higher gold production, partially offset by higher royalty costs from increased realized gold prices.

Attributable capital expenditures for the first quarter of 2010 and the comparable period last year were minimal.

As with the prior year quarter, Yatela distributed no dividends in the current quarter.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)

Summarized Results

	First quarter ended March 31 2010	% Change	First quarter ended March 31 2009
Total operating material mined (000t)	4,095	(9%)	4,487
Capitalized waste mined (000t)	2,660	18%	2,259
Strip ratio(a)	2.9	(19%)	3.6

Heap Leach:
Ore crushed (000t)	624	16%	537
Head grade (g/t)	0.6	(40%)	1.0
Attributable gold production (000 oz)	12	(14%)	14

Mill:
Ore milled (000t)	499	11%	449
Head grade (g/t)	1.3	-	1.3
Attributable gold production (000 oz)	21	40%	15

Total attributable gold production (000 oz)	33	14%	29
Total attributable gold sales (000 oz)	33	14%	29

Gold revenue ($/oz)(b)	$1,110	23%	$904

Cash cost excluding royalties ($/oz)	$556	11%	$500
Royalties ($/oz)	37	37%	27
Cash cost ($/oz)(c)	$593	13%	$527

(a)	Strip ratio is calculated as waste divided by ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production in the first quarter of 2010 was higher compared to the first quarter of 2009, as a result of the completion of the CIL plant expansion in 2009. The new CIL plant increased gold production by 40% from the prior year’s level.

Cash costs in the first quarter of 2010 were up compared to the first quarter of 2009 as a result of rising consumable costs, lower grade ore processed and increased royalties from higher realized gold prices.

The Company’s attributable portion of capital expenditures during the first quarter of 2010 was $7.3 million and consisted of capitalized stripping ($4.5 million), tailings storage facility ($0.6 million) and miscellaneous projects ($2.2 million).

Tarkwa did not make any cash distributions in 2010 or 2009. The attributable portion of cash held at the Tarkwa mine (accounted for as a working interest) totaled $18.0 million as of March 31, 2010.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

Ghana—Damang Mine (IAMGOLD interest – 18.9%)

Summarized Results

	First quarter ended March 31 2010	% Change	First quarter ended March 31 2009
Total operating material mined (000t)	623	(31%)	909
Strip ratio(a )	2.6	(28%)	3.6
Ore milled (000t)	256	2%	252
Head grade (g/t)	1.3	-	1.3
Recovery (%)	92	(1%)	93
Attributable gold production (000 oz)	10	-	10
Attributable gold sales (000 oz)	10	-	10

Gold revenue ($/oz)(b )	$1,119	24%	$906

Cash cost excluding royalties ($/oz)	$640	3%	$620
Royalties ($/oz)	35	30%	27
Cash cost ($/oz)(c)	$675	4%	$647

(a)	Strip ratio is calculated as waste divided by ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production during the first quarter of 2010 remained unchanged from the first quarter of 2009.

Cash costs were up during the 2010 first quarter compared to the first quarter of 2009, due to increased royalties from higher realized gold prices and rising contractor costs.

The Company’s attributable portion of capital expenditures was $1.6 million during 2010 and consisted of new resource conversion ($0.6 million), the secondary crusher project ($0.6 million) and other projects ($0.4 million).

Damang did not make any cash distributions in 2010 or 2009. The attributable portion of cash held at the Damang mine (accounted for as a working interest) totaled $9.0 million as of March 31, 2010.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

Canada—Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	First quarter ended March 31 2010	% Change	First quarter ended March 31 2009
Total operating material mined (000t)	470	11%	424
Ore milled (000t)	448	8%	413
Grade (% Nb205 )	0.61	(3%)	0.63
Niobium production (000 kg Nb)	1,171	19%	985
Niobium sales (000 kg Nb)	1,092	27%	863
Operating margin ($/kg Nb)(a )	$19	(14%)	$22

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Niobium production during the first quarter of 2010 was 1.2 million kilograms, an increase of 19% from 1.0 million kilograms in the first quarter of 2009. This was due to the processing of high levels of Nb205 inventories from year-end coupled with more ore milled and hoisted in the current quarter versus the prior year.

Niobium revenues rose to $40.2 million in the first quarter of 2010 from $31.8 million in the first quarter of 2009 due to increases in sales volumes.

The operating margin per kilogram of niobium decreased by $3 per kilogram during the first quarter of 2010 compared to the first quarter of 2009 primarily as a result of a 17% strengthening in the average Canadian dollar versus US dollar exchange rate between the periods.

Construction of the mill expansion began in June 2009 with estimated completion during the third quarter of 2010 with estimated expenditures of $24.0 million this year. The mill currently has an average throughput of 210 tonnes per hour, while the mining hoist has an average hoisting capacity of 260 tonnes per hour. The mill expansion will increase mill throughput by 24%. The mill expansion is designed to match throughput to the mining hoisting capacity.

The paste backfill initiative will enable near complete extraction of the ore body at lower levels of the mine by using mill tailings mixed with binding material, significantly reducing the need to leave behind natural ore pillars. Construction of the paste backfill plant and associated underground infrastructure began in June 2009 and is expected to be completed during the second quarter of 2010, representing expenditures of $12.6 million this year.

Capital expenditures during the first quarter of 2010 were $16.3 million and included the mill expansion ($4.1 million), the paste backfill project ($6.7 million), the shaft deepening project ($0.9 million), underground development ($2.8 million), and various other projects ($1.8 million).

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

DEVELOPMENT PROJECTS

In the first quarter of 2010, the Company’s total development project expenditures were $85.5 million mainly related to Essakane in Burkina Faso, Westwood in Northern Québec, and Quimsacocha in Ecuador. The development projects are summarized as follows:

(in $ millions)	First quarter ended March 31 2010	First quarter ended March 31 2009
Capitalized development expenditures	$	$
North America
Canada – Westwood project	24.5	13.9
Africa
Burkina Faso – Essakane project	56.4	4.9
Mali – Sadiola deep sulphide project	1.2	-
South America
Ecuador – Quimsacocha project	1.5	1.1
Peru – La Arena Project	1.4	0.4
	85.0	20.3
Expensed development expenditures
South America
Ecuador – Quimsacocha project	-	0.1
French Guiana – Camp Caiman project	0.5	0.5
	0.5	0.6
Total	85.5	20.9

Outlook 2010

The planned capitalized and expensed development expenditures for 2010 are summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
2010	$	$	$
Development projects	211.6	2.3	213.9

The 2010 plan includes $195.5 million for construction of development projects, and $18.4 million for feasibility studies and other expenditures.

Burkina Faso – Essakane Project

Mining plan and reserves

The acquisition of Orezone Resources Inc. (“Orezone”) and its 90%-owned Essakane gold project in Burkina Faso, West Africa, occurred on February 25, 2009. The Essakane project is fully permitted and has been under construction since September 2008. As announced on May 3, 2010, processing of ore through the mill is forecast to begin in June, four to six weeks ahead of the previously announced production schedule, and five to six months earlier than the originally projected start-up date of year-end 2010. The operation is expected to produce more than 500,000 ounces of gold from start-up through to the end of 2011. This significant production output, coupled with life-of-mine average cash costs of $400-$410 per ounce, will help lower IAMGOLD’s average cash cost in the second half of 2010 and beyond.

Recently completed forecasts show that the project will come in on budget at $443.0 million. Project expenditures during the first quarter of 2010 were $56.4 million. Since the February 2009 acquisition date, project expenditures were $301.9 million with a project to date total of $404.4 million.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

Construction

Overall construction progress at the project stands at 90% and mechanical commissioning of a number of key process and infrastructure components has been completed or is underway, including the 27.5 megawatt power generation plant, the freshwater supply system and the eight CIL process tanks. All construction materials and equipment necessary for start-up are now at site and the effort in the coming weeks will focus on completing the installation of piping, electrical, and instrumentation elements. The primary crusher is not required for the initial phase of processing as only soft oxide ore will be fed through the plant for the first few months. Completion of the crushing plant will occur about six weeks after the processing facility is finished. Work will remain in conformance with IAMGOLD’s goal of pursuing ZERO Harm. Relocation of more than 12,000 local residents, living in five small villages and one large town, has been completed and required the construction of about 2,000 buildings. The new communities are thriving, with improved living conditions and infrastructure. The relocation was carried out in conformance with IFC/World Bank guidelines, in collaboration with local and regional authorities and with respect for local culture. A number of important sustainable development programs are already underway.

Start of Operations

Operating teams are on site and fully engaged. The mine department has been operating for several months, beginning with the construction of the tailings storage facility and various water impoundment facilities. Since the fourth quarter of 2009, geology, mine planning, mine operations and mine maintenance teams have been concentrating on mining the Phase I pit, including pre-stripping of waste rock and construction of ore stockpiles. A total of 20 million tonnes of material will be mined during the pre-production period and the operation will have approximately 5.0 million tonnes of ore stockpiled at mill start-up. In September 2009, IAMGOLD announced plan to accelerate production at Essakane by increasing the processing rate and optimizing the mine plan to access higher grade ore sooner. As a result, ore stockpile at mill start-up will represent about six months of feed through the mill. Mine performance to date has been in line with expectations in terms of productivity, unit mining costs and ore reconciliation.

In preparation for first ore treatment, the mill operating department is currently receiving intensive training. Permanent crews will be reinforced by technical and operating experts from elsewhere within IAMGOLD during the start-up period, including a significant contingent from the Doyon mill in the Abitibi region of Québec.

Canada — Westwood Project

Mining plan and reserves

On December 21, 2009, IAMGOLD announced continued positive results from an updated preliminary assessment study (the “study”) on its 100% owned Westwood development project located two kilometres from the Doyon gold mine in the Abitibi region of Northern Québec. The results of the study provide further confidence to move forward on the Westwood project.

The study is classified as preliminary as most of the resources delineated at Westwood are in the inferred category. The study includes mine planning, capital and operating cost estimation, rock mechanics, metallurgical work, and overall economic studies that are advanced, due in part to the knowledge obtained from an underground access located at the Doyon mine.

Construction

Construction at Westwood is on schedule with commercial production planned for early 2013. Project expenditures in the first quarter of 2010 totaled $24.5 million with significant progress in terms of site preparation and infrastructure building, including:

•	The 2,000-tonne silo, the permanent ventilation system and the installation of two hoists necessary to go below 1,200 metres with the exploration shaft,

•	The shaft sinking began in July 2009 and has now reached over 770 metres,

•	The six-metre diameter ventilation raise boring is now up 125 metres,

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

•	A total of 1,350 metres of underground development has been achieved to date.

Main activities included in the 2010 plan are as follows:

•	Raise boring for ventilation will be completed during the third quarter,

•	Shaft sinking will reach 1,300 metres by year-end,

•	Development work will include 11,000 metres of lateral and vertical excavation,

•	An additional bulk sample will be collected from the 84-0 level to test mining methods, and

•	Installation of large hoists and completion of surface facilities will be done by the end of October.

Exploration

During the first quarter of 2010, exploration activities included:

•	The exploration ramp was extended by more than 547 metres, which will provide better drilling access to the upper part of the deposit (above the 84-0 level exploration drift),

•	The exploration drift on level 84-0 was extended by 266 metres and provided two new drilling bay for the Westwood lens exploration, and

•	A total of 22,573 metres of exploration drilling were completed in the first quarter of 2010.

In 2010, 71,500 metres of exploration and resource development drilling is planned.

South America – Ecuador – Quimsacocha

Work in Ecuador during the first quarter of 2010 was focused entirely on Quimsacocha. This advanced development project has probable reserves of 8.1 million tonnes, at an average grade of 6.5 grams of gold per tonne of ore containing 1.7 million ounces of gold, within an indicated resource of 9.9 million tonnes, at an average grade of 6.6 grams of gold per tonne of ore containing 2.1 million ounces of gold.

In November 2009, detailed mining and environmental regulations relating to the Ecuadorian mining law, which were passed in February 2009, were completed and approved by President Correa. The issuance of these regulations is a necessary step allowing the Minister of Mines to authorize the resumption of activity at the project site. The other step required is the review and confirmation of water permits for the project area. An inter-ministerial process was in process at the date of this MD&A.

The new mining law confirms the importance of responsible mining to the country and provides for fiscal terms, including a royalty rate of not less than 5% on gold production. The Company maintains regular contact and dialogue with senior government officials in an effort to expedite the resumption of work at the Quimsacocha project.

During the first quarter of 2010, the Company advanced the engineering for the concentrator. The Company intends to resume drilling and other feasibility work at Quimsacocha once the necessary authorization is received. A $14 million feasibility study and an environmental impact assessment are required to confirm the financial viability of the project and are expected within 15 months of receiving authorization to resume mining activity.

South America – Peru – La Arena Project

In June 2009, an option and earn-in agreement was entered into for the sale of the La Arena project in Peru. The Company received 8,024,511 common shares (10.6% interest) and 1,500,000 warrants of Rio Alto Mining Limited (“Rio Alto”) for a total value of $1.4 million.

Rio Alto has the option to purchase all of the outstanding shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, for a cash payment of $47.6 million. During the option term, Rio Alto may also earn-in newly issued shares of La Arena S.A. up to a maximum of 38.7% by incurring up to $30.0 million in expenditures on the La Arena project.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

During the option term, Rio Alto can partially exercise the option and purchase shares currently held by IAMGOLD to a maximum 49% of the outstanding shares of La Arena S.A. The term of the option and earn-in agreement is two years and may be extended twice in increments of nine months, if Rio Alto spends at least $10.0 million over the initial two years of the option term. An additional consideration of $2.5 million for the first extension and up to $5.0 million for the final extension are payable upon extending the option term.

In 2009, Rio Alto was appointed manager of La Arena S.A. and the La Arena project. During the first quarter of 2010, $1.4 million ($5.1 million since the appointment of Rio Alto in 2009) was incurred on the project under the earn-in agreement. The amount is equivalent to 9.6% of the outstanding shares of La Arena S.A.

EXPLORATION

IAMGOLD’s exploration efforts remain focused in West Africa, Québec, the Guiana Shield, Brazil, and the Andes regions in South America. The Company has several projects already underway and continues to aggressively pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In the first quarter of 2010, IAMGOLD incurred $16.2 million on exploration projects, a significant increase from $8.3 million in the first quarter of 2009. The 2010 first quarter expenditures included:

•

Brownfield exploration and resource development expenditures of $10.5 million, namely: the initial stages of a full-year 81,000-metre, $12.5 million resource expansion and delineation drilling program at Rosebel, a 50,000-metre, $9.6 million drill delineation program at Essakane, and 71,500-metre, $9.5 million exploration and resource expansion drilling at Westwood.

•	Greenfield exploration of $5.7 million conducted at 15 early-stage projects in 11 countries of South America and Africa as part of IAMGOLD’s long-term commitment to reserves replenishment and growth.

Exploration expenditures are summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
First quarter ended March 31, 2010	$	$	$
Brownfield exploration and resource development(a )	8.3	2.2	10.5
Greenfield exploration projects	-	5.7	5.7
	8.3	7.9	16.2
First quarter ended March 31, 2009
Brownfield exploration and resource development(a )	2.4	1.4	3.8
Greenfield exploration projects	-	4.5	4.5
	2.4	5.9	8.3

(a)

Capitalized and expensed brownfield exploration related to activities within a mine area are included in Mining assets and within the segmented information found in note 13 of the Company’s interim consolidated financial statements.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

The Company’s exploration and development expenditures were as follows:

(in $ millions)	First quarter ended March 31 2010	First quarter ended March 31 2009
Capitalized brownfield exploration and resource development	$	$
Suriname	3.5	2.3
Canada	2.4	0.1
Mali	0.3	-
Burkina Faso	2.1	-
Total Capitalized	8.3	2.4
Expensed brownfield exploration and resource development
Canada	0.9	1.3
Botswana	0.1	-
Mali	1.0	-
Other	0.2	0.1
	2.2	1.4
Expensed greenfield exploration
South America	3.3	2.5
Africa	2.2	1.9
Canada	0.2	0.1
	5.7	4.5
Total Expensed	7.9	5.9
Total	16.2	8.3

Outlook – Exploration

The planned and approved capitalized and expensed exploration for 2010 is $77.7 million and is summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
2010	$	$	$
Brownfield exploration and resource development	39.4	3.2	42.6
Greenfield exploration projects	0.6	34.5	35.1
	40.0	37.7	77.7

CAPITALIZED EXPLORATION EXPENDITURES

Brownfield exploration and resource development work was in progress during the first quarter of 2010 at the Company’s Westwood development project in Québec as noted in a previous section in addition to significant mine site exploration programs at Rosebel and Essakane.

South America – Suriname – Rosebel

The 2010 reserve development program at Rosebel is designed to convert resources into reserves, to extend resources along strike and at depth and to identify new resources near known deposits. A minimum of 81,000 metres of diamond drilling is planned at six of the eight known deposits (Pay Caro, East Pay Caro, Koolhoven, Mayo, Royal Hill, and Rosebel) as well as some condemnation drilling and exploration of the projected extension of several deposits. During the first quarter of 2010, more than 23,000 metres were drilled principally in the Pay Caro and East Pay Caro deposits to confirm the depth extension of gold mineralization within the established resource. Several exploration targets situated on the north flank of the Rosebel syncline were verified with trenches and initial drill results indicate that further work is justified. Almost 5,000 metres of condemnation drilling was carried out on the north flank of the Rosebel syncline in areas designated for waste rock disposal and future tailings impoundment.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

Africa – Burkina Faso – Essakane

In 2010, 50,000 metres of drilling are planned within and immediately adjacent to the Essakane Main Zone (“EMZ”) deposit. In the first quarter of 2010, 16,020 metres of diamond and reverse circulation drilling was carried out within and on the down dip extension of the EMZ. Exploration drilling on the northern strike extension of the EMZ began in the fourth quarter of 2009 and was finished in February 2010. A total of 13,366 metres of combined reverse circulation and diamond drilling was completed during this campaign. Drill results are being compiled and modelled, but the reverse circulation component of the program is inconclusive due to challenging drill conditions experienced as a result of a shallow water table in the vicinity of the Gorouol river. A follow-up diamond drill program will be required to fully evaluate the target area.

GREENFIELD EXPLORATION EXPENSES

During the first quarter of 2010, the Company’s exploration team had an on-site presence in 11 countries within North and South America and Africa, including exploration work in proximity to the Company’s operating mines.

South America – Brazil

The Company is planning for 8,000 metres of diamond drilling in 2010, directed at several early-stage project areas located in the Minas Gerais mining district and in southern Para State. Field activities in the first quarter of 2010 focussed on environmental permitting and field preparations in advance of the drill campaigns. Previous drilling on the Minas Gerais properties has identified a low-grade mineralized system extending over 800 metres along strike beneath historic 17th century surface workings. Modeling of the complex polyphase deformation indicates a number of targets offering higher grade as well as new targets on the Company’s land package.

South America – Colombia

As previously announced, Colombia has been incorporated into the Company’s geographical focus with the establishment of an operational base in the capital city of Bogotá. The Company is actively reviewing exploration opportunities and prospective ventures.

South America – Guyana

The Guyana exploration program carries out early stage exploration in addition to review of new opportunities. As announced in the fourth quarter of 2009, the Company does not plan additional exploration for the Eagle Mountain project. Strategic alternatives are being considered for the project.

South America – Suriname

The Sarakreek project, located 100 kilometres south of Rosebel, was the subject of a 2,876-metre diamond drill program in the first quarter of 2010. The drill campaign did not expand the limits of the established target areas or significantly improve earlier drill results. Regional exploration is planned for the remainder of the 1,289-square kilometre concession area, but no further drilling is planned for the Sarakreek targets at this time.

A 5,000-metre diamond drill program is set to begin in the second quarter of 2010 on the Charmagne project, a gold mineralized zone located about 18 kilometres north of the Rosebel mine infrastructure. This zone was the subject of an encouraging nine-hole, 1,792-metre drill program during the fourth quarter of 2009. Field surveys were in progress during the first quarter of 2010, including a 49-line-kilometre Induced Polarity / Restivity survey, and additional drill targets had been successfully defined within the project area.

As reported earlier, a cluster of gold anomalous zones extending over more than eight kilometres has been identified at the Kraboe Doin prospect situated about 15 kilometres south of the Rosebel mine complex. A 12-hole diamond drill hole program is planned for the second quarter of 2010 to test these important geochemical features. In 2010, the Company plans more than 12,000 metres of diamond drilling on grassroots and brownfields exploration in Suriname; this drilling is independent of the 81,000-metre diamond drill resource expansion program planned in the Rosebel mine area.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

Africa – Essakane

As noted in a previous section, during the 2010 first quarter, the Company focussed on capitalized exploration work within the Essakane mine permit. As preliminary screening of the 100-square-kilometres mine permit advances in 2010, exploration work is expected to transition to the 1,283-square kilometres exploration concession block surrounding the mine permit. This work will include further drill testing of known mineralized trends, and aircore drilling of extensive areas covered with thin sheets of wind blown sands. These eolian sands mask the underlying geology and limit the use of traditional surface geochemistry surveys. A detailed airborne magnetic and radiometric survey was completed in February 2010 over the Company’s entire Essakane concession area with the aim of enhancing geologic understanding of the region.

Africa – Mali – Kalana Joint Venture

The Company can earn a 51% interest in the Kalana joint venture by spending $11 million over three years and making a second payment of $1 million to Avnel Gold Ltd (“Avnel”) by August 2010. The Company can increase its share of the available interest in the project up to 70% upon delivery of a feasibility study, or up to 65% if Avnel elects to participate in the study. The 2010 Kalana exploration program totals $4.6 million and includes a 20,000-metre drilling component comprised of 8,000 metres of diamond drilling and 12,000 metres of reverse circulation drilling. Diamond drilling began in the first quarter of 2009, and was two-thirds complete (5,328 metres) at the end of March 2010. The drill pattern is centered over the active Kalana mine and is designed as a preliminary evaluation of the mine area, examining the potential for a large-scale, bulk mineable resource. Assays for most holes are pending. Additionally, termite mound geochemical surveys started in the first quarter of 2010 on a 60-square-kilometres area in the northern sector of the mine concession around the Kalana mine. This priority area includes a northwest trending corridor of ancient artisanal mine workings extending over an area more than 200 metres wide and more than two kilometres long, located between one and two kilometres northeast of the Kalana mine. The termite mound geochemical survey has since been expanded to include other areas within the 387.4-square-kilometres concession. This work is expected to provide additional exploration targets, and will augment detailed airborne magnetic-radiometric geophysical data that was acquired in the fourth quarter of 2009.

Africa – Mali – Siribaya Joint Venture

In December 2008, the Company entered into a definitive option agreement with Merrex Gold Inc. (“Merrex”) to earn a 50% interest in its Siribaya gold project in Mali, by spending C$10.5 million over four years. The 2010 drilling campaign started in early March, with 2,113 metres completed at quarter-end. The 14,500 metres of planned drilling is designed to cover significant segments of the Siribaya 1A and 1B mineralized corridors and to test high priority targets identified elsewhere within the 848-square-kilometres land package. Merrex currently operates the exploration program under a joint IAMGOLD-Merrex management committee. In April 2010, IAMGOLD provided formal notification to Merrex that the Company would assume operatorship after the completion of C$5.5 million in work expenditures. In February, Merrex announced an updated NI 43-101 gold resource estimate that incorporated all 2009 drilling results. The indicated resource estimate of 308,200 ounces of gold contained within 4.02 million tonnes grading 2.39 grams per tonne of gold and the inferred resource estimate of 69,500 ounces of gold hosted within 0.95 million tonnes grading 2.29 grams per tonne of gold situated within the Siribaya 1A and 1B structures. A primary objective of the 2010 exploration program is to increase resource tonnage by targeting strike and depth extensions of the modeled mineralized zones.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

FINANCIAL POSITION

Financial Risks

The Company manages capital and its exposure to financial risks by ensuring it has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy. The Company is subject to various financial risks that could have a significant impact on profitability and financial conditions. These risks include liquidity risk, credit risk and financial market conditions relating to interest rates, gold price, oil price, and currency rates.

Liquidity Risk and Capital Resources

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company ended the quarter with a strong balance sheet, having $281.2 million in cash and cash equivalents, and gold bullion evaluated at market value, compared to $300.1 million at the end of 2009.

In the first quarter of 2010, funds were raised through flow-through shares issuance related to the Westwood project as described below under Shareholders’ equity, and in note 7 of the Company’s consolidated interim financial statements.

On March 25, 2010, the Company increased its $140.0 million secured revolving credit facility to a $350.0 million unsecured revolving credit facility (refer to note 9 of the interim consolidated financial statements). In addition, on April 23, 2010, the Company entered into a $50.0 million facility for the issuance of letters of credit. As at March 31, 2010, no funds have been drawn against the credit facility and $17.9 million in letters of credit were used to guarantee certain asset retirement obligations.

The filing of a base shelf prospectus in 2009 with the securities regulators in each province and territory of Canada (except for Québec), and a corresponding registration statement with the SEC in the United States allows the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700 million until August 29, 2011.

Cash and Cash Equivalents

		March 31 2010	December 31 2009
(in $ millions)		$	$
Cash		161.2	182.6
Cash equivalents: Short-term deposits with initial maturities of less than three months		8.5	8.8
Cash and cash equivalents		169.7	191.4

Gold Bullion
		March 31 2010	December 31 2009
Ounces held	(oz)	99,999	99,999
Weighted average acquisition cost	($/oz)	404	404
Acquisition cost	(in $ millions)	40.4	40.4
End of period spot price for gold	($/oz)	1,116	1,088
End of period market value	(in $ millions)	111.5	108.7

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

Working Capital

	March 31 2010	December 31 2009
Working capital (in $ millions)	274.0	264.8
Current working capital ratio	2.5	2.2

Contractual Obligations

Contractual obligations as at March 31, 2010 increased by approximately $13.6 million mainly due to additional capital commitments of $22.0 million at Niobec and Westwood partially offset by lower purchase obligations at Essakane. These obligations will be met through available cash resources and operating cash flows.

Asset Retirement Obligations:

At March 31, 2010, a liability of $107.6 million (December 31, 2009 – $105.1 million), representing the discounted value of these obligations, is included in the Company’s consolidated balance sheet. The Company has letters of credit in the amount of $17.9 million to guarantee certain asset retirement obligations.

The increase in obligations during the first quarter of 2010 was mainly related to accretion expenses and foreign exchange adjustments. Disbursements totaling $0.5 million were incurred during the first quarter of 2010.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Credit risk is associated with cash and cash equivalents, receivables and derivatives. The Company holds cash and cash equivalents in credit worthy financial institutions and does not hold any asset-backed commercial paper. The credit risk related to the Company’s receivables is considered minimal.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Market risk includes three types of risk:

•	Share, gold and commodity market price risk;

•	Currency risk; and

•	Interest rate risk.

Marketable securities and Warrants held as investments, and market price risk

In the first quarter of 2010, an unrealized loss related to changes in the quoted share market value of marketable securities classified as available-for-sale of $0.9 million was recorded in other comprehensive income, compared to an unrealized gain of $0.8 million in the first quarter of 2009. The Company sold some of its marketable securities during the first quarter of 2010. A gain of $5.8 million (initially included in other comprehensive income) was transferred to the statement of earnings. At the end of March 2010, the Company reviewed the value of marketable securities for impairment based on both quantitative and qualitative criteria and determined that no impairment charge was required as in the first quarter of 2009.

An unrealized gain of $1.0 million related to the change in the fair value of warrants held as investments classified as held-for-trading was recorded in the first quarter of 2010.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

At March 31, 2010, a change of 10% in the fair value of marketable securities and warrants held as investments would have resulted, respectively, in a change in unrealized net of tax gain/loss of $2.9 million that would be included in other comprehensive income and a change of $0.2 million in net earnings.

Derivative instruments

Commodity prices in the gold industry are facing significant volatility and all of the factors that determine them are beyond the Company’s control. The Company is focused on controlling cost at its existing mining operations and deploys hedging strategies to manage its commodity and currency risk.

The Company entered into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging a portion of its requirement of €uros, its expected consumption of diesel and aluminum, and a portion of Mupane mine’s gold production.

At the end of the period, the Company’s derivatives were as follows:

	March 31 2010		December 31 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
(in $ millions)	$	$	$	$

Derivatives – Currency contracts	(0.4)	(0.4)	0.1	0.1
Derivatives – Heating oil option contracts	2.0	2.0	2.7	2.7
Derivatives – Aluminum option contracts	0.1	0.1	0.2	0.2
	1.7	1.8	3.0	3.0

Gold market price risk

Due to Mupane’s short life of mine and to secure its margin, during the first quarter of 2010, the Company entered into option contracts to protect a portion of the mine’s production for 2010 and 2011. These hedges are intended to support a positive operating cash flow from the operation. The options provide protection on 32,000 ounces of gold production in 2010 at prices between $1,000 and $1,292 per ounce, and 26,400 ounces in 2011 at prices between $1,000 and $1,349 per ounce. Additional options were entered into in April 2010 to further hedge production in 2010, 2011 and 2012. The total of these option contracts provides hedges for 89% of the expected production through 2012.

During the first quarter of 2010, option contracts for 3,200 ounces of gold expired without being exercised and ounces of gold sold were delivered at spot price. As of March 31, 2010, the outstanding option contracts covered 55,200 ounces of gold remaining with a fair value of $0.1 million. The valuation of the remaining gold option contracts was based on a gold price of $1,116 per ounce, and following the assumption of an increase or a decrease of $100 per ounce, would have been as follows:

	March 31, 2010 $1,116/oz	Increase of $100/oz at $1,216/oz	Decrease of $100/oz at $1,016/oz
	Fair value	Fair value	Fair Value
(in $ millions)	$	$	$
Gold option contracts	0.1	(3.1)	3.8

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

Currency exchange rate risk

The Company uses foreign exchange contracts to mitigate the risk of variability of the US dollar compared to various currencies.

At March 31, 2010, there were no outstanding hedge contracts for the exposure to the Canadian dollar. During 2010, the Company will have a significant Canadian dollar requirement due to capital expenditures required to advancing the Westwood project, as well as operating and capital expenditures at the Niobec mine.

During 2010, the Company will have a significant €uro requirement due to capital and operating expenditures related to the construction and operation of the Essakane mine site. At March 31, 2010, outstanding contracts to buy €14.2 million (equivalent of $19.5 million) represented hedging of 34% of Essakane’s €uro requirement for the remaining of 2010. These contracts all expire in 2010 and do not qualify for hedge accounting.

The fair value as at March 31, 2010, and the fair value based on an increase or a decrease of 10% of the exchange rate as compared to the US dollar would have been as follows:

Fair value	March 31 2010	Increase of 10%	Decrease of 10%
(in millions $)	$	$	$
€uro	(0.4)	(2.2)	1.4

Heating oil options contracts and fuel market price risk

The Company uses heating oil option contracts to mitigate the price risk of diesel fuel at the Rosebel, Mupane, Sadiola, Yatela and Essakane operations. In 2009, the Company entered into additional option contracts hedging 8.6 million gallons of 36% of 2010 planned fuel requirements. These contracts all expire in 2010 and do not qualify for hedge accounting. At March 31, 2010, there were option contracts totaling 6.1 million gallons of heating oil or 32% of the remaining of 2010 planned fuel consumption.

At March 31, 2010, the fair value of outstanding contracts was as follows:

	Number of gallons	March 31 2010	December 31 2009
(in millions $)		$	$
Expiring in 2010	6,090,000	2.0	2.7

As of March 31, 2010, the valuation of these contracts was based on a heating oil price of between $1.45 and $2.00 per gallon with a net premium of $0.19 per gallon. The fair value of these contracts, based on an increase or a decrease of 10% of the price per gallon, would have been as follows:

Fair value	March 31 2010 $0.19/gallon	Increase of 10%	Decrease of 10%
(in millions $)	$	$	$
Heating oil options contracts	2 .0	3.2	0.9

Changes in fair values resulted in a derivative loss as follows:

First quarter ended March 31	2010	2009
(in millions $)	$	$
Unrealized loss on contracts expiring in 2009	-	0.9
Unrealized loss on contracts expiring in 2010	0.3	-
Total included in derivative loss	0.3	0.9

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

Aluminum option contracts and market price risk

The Company uses aluminum option contracts to mitigate the price risk of aluminum at the Niobec operations. In 2009, the Company entered into option contracts to limit the impact of fluctuations of aluminum prices on a portion of its future consumption of aluminum for 2010. The Company used zero-cost collared call/put option contracts to hedge its aluminum exposure at the Niobec mine. These contracts all expire in 2010 and do not qualify for hedge accounting. The contracts had a fair value of $0.1 million at the end of March 2010. The change in fair value, based on an increase or a decrease of 10% of the price per metric tonne, would not have been material.

Shareholders’ Equity

At the end of 2009, the Company announced an annual dividend payment of $0.06 per share (2008 - $0.06 per share) totaling $22.1 million, which was paid on January 12, 2010 ($17.7 million in 2008 was paid on January 12, 2009).

Number	March 31 2010	May 4 2010

Shares issued and outstanding	370,921,536	370,985,361

Share options	5,994,847	5,930,814

2,000,000 warrants exercisable for IAMGOLD shares at C$14.79 each expiring on August 1, 2010	160,000	160,000

The increase in the number of shares issued and outstanding since March 31, 2010 is due to the exercise of options.

Non-controlling Interests

The non-controlling interests relate to the minority partners’ interests in Rosebel Gold Mines N.V., EURO Ressources S.A., and the La Arena project.

RELATED PARTY TRANSACTIONS

In the first quarters of 2010 and 2009, there were no material related party transactions.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

2010-OUTLOOK

The Company maintains its full-year production guidance announced in January 2010 as follows:

Outlook 2010 (issued January 2010)
Attributable share of gold production (000 oz):
Africa	540 - 570
South America	380 - 400
Canada	20 - 30
Total attributable share of gold production (000 oz)	940 - 1,000
Cash cost ($/oz)[1]	$490 - $510

Projected gold price ($/oz)	$1,000

Projected oil price ($/barrel)	$75

Projected foreign exchange rate (C$/US$)	1.10

Niobium production (millions of kg Nb)	4.2 - 4.4

Niobium operating margin ($/kg Nb)[1]	$17 - $19

The following table provides estimated sensitivities with respect to certain inputs that can affect the Company’s operating results, based on the Company’s guidance for 2010.

	Change of	Impact on the annualized 2010 cash cost by $/oz
Gold price	$50/oz	$3

Oil price	$10/barrel	$6

Canadian dollar per US dollar	$0.10	$2

[1]

Cash cost per ounce and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the US Securities and Exchange Commission (SEC) under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures. This evaluation is done under the supervision and with the participation of the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”).

Disclosure controls and procedures:

As at the end of the period covered by this MD&A and accompanying unaudited consolidated interim financial statements, the Company’s management, including the CEO and the CFO, have reviewed and evaluated the effectiveness of its disclosure controls and procedures. Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries and joint venture, was made known to them by others within those entities.

Internal controls over financial reporting:

Management of the Company, with the participation of the CEO and the CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Management, including the CEO and the CFO, evaluated the design of the Company’s internal control over financial reporting as at March 31, 2010. In making this assessment, management, including the CEO and the CFO, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. This evaluation included review of the documentation of controls, evaluation of the design and testing the operating effectiveness of controls, and a conclusion on this evaluation. Based on their evaluation, the CEO and the CFO have concluded that, as at March 31, 2010, the Company’s internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of unaudited consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

There have been no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal controls subsequent to the date of management’s evaluation.

Limitations of controls and procedures:

The Company’s management including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

CHANGES IN CANADIAN ACCOUNTING POLICIES

Amendment to Section 3855, Financial instruments – Recognition and measurement

In June 2009, Section 3855, Financial instruments – Recognition and measurement was amended to clarify the application of the effective interest method following an impairment loss of an investment in a debt instrument. This clarification applies to investment in debt instruments classified as held-to-maturity and to those classified as available for sale. This amendment was effective for the Company in 2010 and did not have an impact on the Company’s consolidated financial statements.

FUTURE ACCOUNTING CHANGES

(a)	Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests; and Amendments to Section 3251, Equity

The CICA issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests, and amendments to Section 3251, Equity. These new standards will be effective for the Company in 2011 and earlier adoption is permitted as of the beginning of a fiscal year. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3R - Business Combinations.

Sections 1601 and 1602 together replace section 1600, Consolidated financial statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 - Consolidated and separate financial statements.

Amendments to section 3251 apply to entities that have adopted section 1602 and require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity.

(b)	Amendment to Section 3855, Financial instruments – Recognition and measurement

In June 2009, Section 3855, Financial instruments – Recognition and measurement was amended to clarify the situation where the embedded prepayment option is considered closely related and, therefore, is not separated from the host debt instrument for recognition purposes. This amendment will be effective for the Company in 2011. The Company is in the process of evaluating the requirements of these new standards.

(c)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises and must be adopted for fiscal years beginning on or after January 1, 2011. Changing from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company’s reported financial position and results of operations.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

The following is a summary of the Company’s conversion project:

Phase and Key activities		Expected Completion	Progress
Preliminary impact assessment		September 2008	Completed
o	Basis for planning future phases
Design and planning		December 2008	Completed
o	Development of detailed implementation plan
Solution development		Q2 2010	Near completion
o	Analyses of policy alternatives allowed under IFRS
o	Specify changes required to existing accounting policies
o	Develop solutions for information systems
Implementation
o	Prepare preliminary IFRS accounting policies	Q2 2010	Near completion
o	Prepare preliminary IFRS consolidated financial statements	Q2 2010	In progress
o	Finalize IFRS consolidated financial statements and IFRS accounting policies	Q4 2010	To be started in Q3 2010
o	Preliminary opening balance sheet reconciliation	Q3 2010	In progress
o	Implement information system solutions	Q4 2010	In progress
o	Training to finance staff, other relevant employees, including certain members of senior management, and the Audit Committee	Ongoing	Provided in 2009 Ongoing in 2010
o	Address the impact of IFRS on certain agreements, such as hedge contracts, loan arrangements, and shareholder and compensation agreements	Q4 2010	Ongoing in 2010
Post-implementation		Q1 2011	To be started in
o	Compliance review and project assurance activities		Q3 2010
o	Design and implement new IFRS control environment

The Company has engaged in dialogue with its independent auditors in all phases of the conversion project and will continue to do so.

The following is a discussion of the significant areas impacting the Company on transition, including certain implementation issues specific to the Company.

IFRS 1 – First-Time Adoption of IFRS:

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of January 1, 2010, the date of the first comparative balance sheet presented under IFRS. However, IFRS 1 provides entities adopting IFRS for the first time a number of optional exemptions and mandatory exemptions, in certain areas, to the general requirement for full retrospective application of IFRS on the date of transition. The following are the optional exemptions that the Company plans to utilize:

•	Business combination election – This election allows the Company to adopt IFRS 3(R) prospectively from the date of transition.
•

Fair value or revaluation as deemed cost election – The Company plans to elect on transition to record certain items of property, plant and equipment and exploration and evaluation assets at fair value.

•	Share-based payments election – This election enables the Company to adopt IFRS 2, Share-based payments, from the date of transition to IFRS except for unvested share-based payments.

•	Decommissioning liabilities – This election enables the Company to apply a ‘short-cut’ approach for the determination of the corresponding asset balance on the date of transition.

•

Assets and liabilities of subsidiaries, associates and joint ventures currently reporting under IFRS – The Company is planning to include the consolidated financial statements of its subsidiaries based on

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

its adopted IFRS policies, requiring retrospective adjustment where policies differ and IFRS 1 elections are not available.

The remaining optional exemptions are not expected to be significant to the Company’s adoption of IFRS.

IFRS 6 – Exploration and Evaluation:

The Company’s policy under Canadian GAAP requires exploration and evaluation costs to be capitalized when a project is determined to be potentially economically viable.

Under IFRS, the Company plans to adopt a policy of capitalization based upon probable economic recovery. This would have the effect of moving the date of start of capitalization to a later time for some projects, requiring greater amounts to be expensed through the statement of earnings versus capitalized in a given period.

This is considered a change in accounting policy and must be applied on a retrospective basis. As a result, upon transition, amounts previously capitalized will be required to be written off and charged to retained earnings to conform to the policy under IFRS. The Company is in the process of calculating the impact on transition resulting from the policy change.

IAS 31 – Interests in Joint Ventures:

Currently, IAS 31 provides companies with the choice to account for joint ventures under the proportionate consolidation method, which is consistent with Canadian GAAP, or the equity accounting method. In addition, the IASB has indicated that it expects to issue a new standard to replace IAS 31 in 2010, which may result in the requirement to account for joint ventures under the equity method of accounting. Application of the revised standard is not expected to be effective prior to the Company’s transition to IFRS.

As a result of the expected change, the Company is considering a revision in the equity method of accounting for its joint ventures on transition to IFRS. The Company will finalize its decision on the accounting treatment of joint ventures in the second quarter of 2010 or when the revised standard is issued, whichever is later.

A change to the equity method of accounting for its joint ventures requires the Company to make changes to its consolidation system to facilitate the transition. If a decision to change to the equity method of accounting is made in the second quarter of 2010, the expected system changes are planned for completion in the third quarter of 2010.

The Company will monitor the issuance of this new standard and make the appropriate decisions once the details of the standard are announced. The Company is also currently in the process of determining the impact on transition for any differences in policies in relation to its joint ventures.

IAS 21 – Effects of Changes in Foreign Exchange Rates:

The underlying concepts of functional currency and reporting currency are broadly consistent between Canadian GAAP and IFRS. However, IFRS rules differ in the determination of functional currency in that certain factors are given more weight than others.

The Company has determined that the functional currencies of certain entities will change on transition to IFRS. This change is required to be applied on a retrospective basis. As a result, cumulative translation differences relating to these entities will be eliminated and adjustments recorded for non-monetary assets and liabilities for differences between the translation of items at the historical rate and the current rate. Any remaining adjustment will be recognized in retained earnings. The Company is currently in the process of calculating the impact on transition resulting from the change.

In addition, this change will have information systems impacts at the affected locations. The implementation of dual currency ledgers at specified entities and consolidation system change requirements are expected to be completed in the fourth quarter of 2010.

IAS 37 – Provisions for Asset Retirement Obligations:

The provision for reclamation and rehabilitation under Canadian GAAP is measured based on fair value. In addition, changes in discount rates are not reflected in the carrying amount of the provision and foreign currency denominated obligations are translated using expected rates.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

IFRS requires the provision to be measured based on management’s best estimate using current rates for interest and foreign currency.

In addition, the use of the ‘short-cut’ approach under the IFRS 1 elections noted above is expected to result in a significant impact on the corresponding asset, recognized within mining assets.

The Company is currently in the process of calculating the impact on transition.

IAS 12 – Income Taxes:

While the overall methodology for recording deferred taxes is consistent between Canadian GAAP and IFRS, there are several key areas of differences that may have a significant impact on the Company’s financial statements. The key areas of differences applicable to the Company are as follows:

•	The measurement of uncertain tax positions;
•	The recognition of temporary differences arising from differences in translation of foreign non-monetary assets between historical and current rates;

•	The recognition of changes in tax bases resulting from intra-company transfers of non-monetary assets;

•	The recognition of temporary differences arising from undistributed earnings of certain non-controlled entities and subsidiaries; and

•	The recognition of deferred tax liabilities on asset acquisitions.

The Company is currently in the process of evaluating these differences and calculating the impact on transition.

The IFRS impact on tax processes and policies is extensive as the impact will not only result from changes to tax accounting standards but may also arise from changes to other standards. In addition, certain changes will be required to consolidation and information systems and are planned for completion in the third quarter of 2010.

The following are significant areas of differences impacting the Company on a go forward basis and where the impact on transition is expected to be minimal or none.

IFRS 3R – Business Combinations:

The differences under IFRS are expected to only have a prospective impact due to the election available and noted in the discussion for IFRS 1 above.

The key areas of difference between IFRS and Canadian GAAP that can have a significant impact on future business combinations relate to the following:

•	The measurement date of shares issued as consideration;
•	The value recognized for non-controlling interests;
•	Contingent consideration;
•	The value of equity shares held prior to obtaining control; and
•	Negative goodwill.

IAS 36 – Impairment of Assets:

Canadian GAAP generally uses a two-step approach to impairment testing while IFRS uses a one-step approach for both testing for and measurement of impairment. This may result in more write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but would not be supported on a discounted cash flow basis.

In addition, IFRS requires the reversal of any previous impairment losses where circumstances leading to the original impairment have changed. Canadian GAAP prohibits reversal of impairment losses.

The Company has performed impairment calculations under IFRS on a preliminary basis. The results of the preliminary calculations do not indicate that any adjustments will be required upon transition to IFRS.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found on page 2.

For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s Annual MD&A, and the Company’s 2009 Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks are described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company), and incorporated by reference into this MD&A.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

SUPPLEMENTAL INFORMATION TO THE MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP PERFORMANCE MEASURES

ADJUSTED NET EARNINGS

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP. Adjusted net earnings represent net earnings excluding certain impacts, net of tax, such as gain on sale of gold bullion and marketable securities, foreign exchange loss, executive severance costs and impairment charges. These measures are not necessarily indicative of net earnings or cash flows as determined under GAAP. The following table provides a reconciliation of net earnings to adjusted net earnings as per the unaudited interim consolidated statement of earnings.

	First quarter ended March 31	First quarter ended March 31
	2010	2009
(in $ millions, except per share amounts)	$	$

Net earnings	58.8	52.5
Gain on sale of gold bullion	-	(30.7)
Gain on sales of marketable securities	(6.9)	-
Foreign exchange loss (gain)	(0.6)	8.2
Essakane’s severance costs	-	1.5

	(7.5)	(21.0)
Adjusted net earnings	51.3	31.5

Weighted average number of common shares outstanding (in millions)	369.4	310.1

Basic and diluted net earnings per share	0.16	0.17

Basic and diluted adjusted net earnings per share	0.14	0.10

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

CASH COSTS

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and attributable realized derivative gain or loss, but are exclusive of amortization, reclamation, capital, exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash cost per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs differ from measures determined in accordance with GAAP. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the unaudited interim consolidated statement of earnings.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

First quarter ended March 31, 2010

	Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Mupane	Sadiola(c )	Yatela	Total	Other(a )	Total(b )
Mining costs, excluding depreciation, depletion and amortization	50.0	6.8	12.1	16.6	11.1	96.6	19.8	116.4
Adjust for:
By-product credit (excluded from mining costs)	(0.1)	(0.1)	-	-	-	(0.2)
Stock movement	(3.8)	(4.6)	(1.3)	0.3	0.7	(8.7)
Accretion expense and other changes in asset retirement obligations	(0.4)	(0.6)	(0.1)	(0.2)	(0.2)	(1.5)
Foreign exchange, interest and other	(0.9)	(1.5)	-	(0.7)	0.9	(2.2)
Cost attributed to non-controlling interest	(2.2)	-	-	-	-	(2.2)
	(7.4)	(6.8)	(1.4)	(0.6)	1.4	(14.8)
Cash costs – operating mines	42.6	-	10.7	16.0	12.5	81.8
Cash costs – working interests(d)						26.3
Total cash costs including working interests						108.1
Attributable gold production – operating mines (000 oz )	93	-	13	30	27	163
Attributable gold production – working interests (000 oz)(d)						43
Total attributable gold production (000 oz)						206
Total cash costs ($/oz)	456	-	826	538	462	524

(a)	Niobium, Exploration and development and Corporate Segments.
(b)	As per unaudited consolidated interim statement of earnings.
(c)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(d)	Working interests relate to the Tarkwa and Damang Mines.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

First quarter ended March 31, 2009

	Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Mupane	Sadiola(c )	Yatela	Total	Other(a )	Total(b )
Mining costs, excluding depreciation, depletion and amortization	28.7	18.2	9.9	12.4	7.5	76.7	12.6	89.3
Adjust for:
By-product credit	-	(0.3)	-	-	-	(0.3)
Stock movement	6.6	(3.2)	(1.0)	0.9	-	3.3
Accretion expense	(0.4)	(0.4)	-	(0.2)	(0.1)	(1.1)
Foreign exchange, interest and other	(0.4)	-	-	0.7	(0.3)	-
Cost attributed to non-controlling interest	(1.7)	-	-	-	-	(1.7)
	4.1	(3.9)	(1.0)	1.4	(0.4)	0.2
Cash costs – operating mines	32.8	14.3	8.9	13.8	7.1	76.9
Cash costs – working interests(d)						21.5
Total cash costs including working interests						98.4
Attributable gold production – operating mines (000 oz )	83	27	14	36	13	173
Attributable gold production – working interests (000 oz)(d)						39
Total attributable gold production (000 oz)						212
Total cash costs ($/oz)	393	529	653	385	526	464

(a)	Niobium, Exploration and development and Corporate Segments.
(b)	As per unaudited consolidated interim statement of earnings.
(c)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(d)	Working interests relate to the Tarkwa and Damang Mines.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE (UNAUDITED)

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as to evaluate the overall effectiveness and efficiency of the operation. Operating margin per kilogram of niobium is defined as revenues net of mining costs for niobium divided by the sales volume of niobium.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues and mining costs, as per the unaudited consolidated interim statement of earnings.

(unaudited)	2010	2009
(in $ millions, except where noted)	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$
Revenues from the Niobec mine as per segmented information in the Company’s consolidated interim financial statements	40.2	52.8	39.7	35.0	31.8
Mining costs per consolidated interim statement of earnings	116.4	139.2	109.9	108.4	89.3
Mining costs from gold mines as per cash cost reconciliation	(96.6)	(112.3)	(90.0)	(91.7)	(76.7)
Other mining costs	(0.4)	(1.9)	-	-	(0.1)
	19.4	25.0	19.9	16.7	12.5
Non-hedge derivative gain	-	(0.6)	-	-	-
Mining costs from the Niobec mine	19.4	24.4	19.9	16.7	12.5
Operating margin	20.8	28.4	19.8	18.3	19.3
Sales volume (000 kg Nb)	1,092	1,451	1,082	951	863
Operating margin ($/kg Nb)	$19	$20	$18	$19	$22

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

MINING OPERATIONS PRODUCTION DATA (UNAUDITED)

Tables below show production data for each mining operation for each quarter of 2010 and 2009.

	2010				2009
	Q1	Q4	Q3	Q2	Q1

Suriname—Rosebel Mine (IAMGOLD interest—95%)
Total operating material mined (000t)	14,159	15,541	14,133	12,602	11,127
Strip ratio(a)	3.2	3.5	3.5	3.0	3.2
Ore milled (000t)	3,131	2,759	3,003	2,883	2,448
Head grade (g/t)	1.1	1.3	1.3	1.3	1.2
Recovery (%)	92	93	92	93	93
Gold production – 100% (000 oz)	98	104	111	109	88
Attributable gold production – 95% (000 oz)	93	99	106	104	83
Gold sales – 100% (000 oz)	102	98	107	104	74
Gold revenue ($/oz)(b)	$1,111	$1,097	$969	$916	$912
Cash cost excluding royalties ($/oz)	$401	$369	$359	$327	$353
Royalties ($/oz)	55	53	44	40	40
Cash cost ($/oz)(c)	$456	$422	$403	$367	$393

Canada—Doyon Division (IAMGOLD interest—100%)
Total operating material mined (000t)	19	60	99	119	107
Ore milled (000t)	-	63	104	115	106
Head grade (g/t)	-	10.3	9.5	7.9	8.3
Recovery (%)	-	96	96	96	96
Gold production (000 oz)	-	24	30	28	27
Gold sales (000 oz)	6	23	30	25	36
Gold revenue ($/oz)(b)	$1,100	$1,094	$973	$928	$916
Cash cost excluding royalties ($/oz)	-	$517	$505	$514	$521
Royalties ($/oz)	-	11	12	9	8
Cash cost ($/oz)(c)	-	$528	$517	$523	$529

Botswana—Mupane Mine (IAMGOLD interest—100%)
Total operating material mined (000t)	1,954	1,956	2,049	1,817	1,639
Strip ratio(a)	9.5	8.8	7.4	9.2	6.3
Ore milled (000t)	250	203	198	246	252
Head grade (g/t)	1.9	1.8	2.2	2.4	2.2
Recovery (%)	87	89	85	80	76
Gold production (000 oz)	13	11	11	15	14
Gold sales (000 oz)	15	10	11	20	19
Gold revenue ($/oz)(b)	$1,115	$1,109	$838	$647	$643
Cash cost excluding royalties ($/oz)	$775	$814	$703	$644	$596
Royalties ($/oz)	51	71	41	53	57
Cash cost ($/oz)(c)	$826	$885	$744	$697	$653

(a)	Strip ratio is calculated as waste divided by ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

	2010				2009
	Q1	Q4	Q3	Q2	Q1

Mali—Sadiola Mine (IAMGOLD interest – 41% in 2010; 38% in 2009)(d)
Total operating material mined (000t)	2,668	2,587	2,072	1,845	2,246
Strip ratio(a)	7.9	7.6	13.4	3.3	4.6
Ore milled (000t)	443	467	421	413	357
Head grade (g/t)	2.1	2.1	2.6	2.8	3.0
Recovery (%)	94	94	86	92	91
Attributable gold production (000 oz)	30	32	32	35	36
Attributable gold sales (000 oz)	29	33	31	37	34
Gold revenue ($/oz)(b)	$1,109	$1,089	$958	$922	$898
Cash cost excluding royalties ($/oz)	$473	$549	$468	$366	$334
Royalties ($/oz)	65	67	57	58	51
Cash cost ($/oz)(c)	$538	$616	$525	$424	$385

Mali—Yatela Mine (IAMGOLD interest – 40%)
Total operating material mined (000t)	704	410	535	652	939
Strip ratio(a)	4.3	2.1	8.5	1.4	2.9
Ore crushed (000t)	304	325	220	283	271
Head grade (g/t)	1.9	3.0	3.2	4.4	2.8
Attributable gold stacked (000 oz)	18	32	23	39	25
Attributable gold production (000 oz)	27	28	22	26	13
Attributable gold sales (000 oz)	26	29	22	25	13
Gold revenue ($/oz)(b)	$1,110	$1,091	$958	$924	$909
Cash cost excluding royalties ($/oz)	$397	$256	$194	$280	$471
Royalties ($/oz)	65	67	57	54	55
Cash cost ($/oz)(c)	$462	$323	$251	$334	$526

(a)	Strip ratio is calculated as waste divided by ore.

(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.

(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

(d)	On December 29, 2009, the Company purchased an additional 3% interest in Sadiola which resulted in a 41% interest in the Sadiola joint venture.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

	2010				2009
	Q1	Q4	Q3	Q2	Q1

Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	4,095	3,900	3,983	4,324	4,487
Capitalized waste mined (000t)	2,660	2,131	1,991	1,650	2,259
Strip ratio(a)	2.9	3.1	3.0	3.3	3.6
Heap Leach:
Ore crushed (000t)	624	520	428	479	537
Head grade (g/t)	0.6	0.7	0.7	0.9	1.0
Attributable gold production (000 oz)	12	9	8	11	14
Mill:
Ore milled (000t)	499	511	541	497	449
Head grade (g/t)	1.3	1.4	1.4	1.3	1.3
Attributable gold production (000 oz)	21	23	25	20	15
Total attributable gold production (000 oz)	33	32	33	31	29
Total attributable gold sales (000 oz)	33	32	33	31	29
Gold revenue ($/oz)(b)	$1,110	$1,105	$964	$920	$904
Cash cost excluding royalties ($/oz)	$556	$475	$479	$484	$500
Royalties ($/oz)	37	30	32	28	27
Cash cost ($/oz)(c)	$593	$505	$511	$512	$527

Ghana—Damang Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	623	630	475	716	909
Strip ratio(a)	2.6	2.4	2.0	2.4	3.6
Ore milled (000t)	256	213	232	246	252
Head grade (g/t)	1.3	1.3	1.4	1.3	1.3
Recovery (%)	92	93	95	93	93
Attributable gold production (000 oz)	10	8	10	10	10
Attributable gold sales (000 oz)	10	8	10	10	10
Gold revenue ($/oz)(b)	$1,119	$1,087	$962	$921	$906
Cash cost excluding royalties ($/oz)	$640	$616	$546	$581	$620
Royalties ($/oz)	35	36	26	28	27
Cash cost ($/oz)(c)	$675	$652	$572	$609	$647

(a)	Strip ratio is calculated as waste divided by ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010

	2010				2009
	Q1	Q4	Q3	Q2	Q1

Canada—Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000t)	470	474	437	438	424
Ore milled (000t)	448	448	441	453	413
Grade (% Nb205 )	0.61	0.64	0.61	0.57	0.63
Niobium production (000kg Nb)	1,171	1,236	982	903	985
Niobium sales (000kg Nb)	1,092	1,451	1,082	951	863
Operating margin ($/kg Nb)(a)	$19	$20	$18	$19	$22

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - FIRST QUARTER MD&A – MARCH 31, 2010